UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Steven C. Halstedt
   1428 Fifteenth Street
   Denver, CO  80202

2. Issuer Name and Ticker or Trading Symbol

   VIA NET.WORKS, INC. (VNWI)

3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)


4. Statement for Month/Day/Year

   September 26, 2002

5. If Amendment, Date of Original (Month/Day/Year)


6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ( X ) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group  Filing (Check Applicable Line)
   ( X ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)


2. Transaction Date (Month/Day/Year)


2A. Deemed Execution Date if any (Month/Day/Year)


3. Transaction Code (Instr. 8)
   Code V


4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
     Amount                 (A) or (D)              Price

5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7. Nature of Indirect Beneficial Ownership (Instr. 4)



TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)

   Stock Option (right to buy)

2. Conversion or Exercise Price of Derivative Security

   $.065

3. Transaction Date (Month/Day/Year)

   September 26, 2002

3A. Deemed Execution Date, if any (Month/Day/Year)


 4.    Transaction Code (Instr. 8)
       Code       V

         A

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)

     100,000 (A)

 6.      Date Exerciseable and Expiration Date (Month/Day/Year)
         Date Exercisable           Expiration Date

         (1)                        September 25, 2012

 7.      Title and Amount of Underlying Securities (Instr. 3 and 4)
         Title    Amount or Number of Shares

         Common Stock      100,000

 8.      Price of Derivative Security (Instr. 5)


9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

         100,000

10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

         D

 11. Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

(1) 1/3 of the options subject to the grant become exercisable on September 1, 2003; the remaining options subject to the grant become exercisable in 24 monthly installments beginning on October 1, 2003.



_/s/ Steven C. Halstedt_________             _September 30, 2002__
**Signature of Reporting Person                                Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v). ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure